UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)

YAYI INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

985290105
(CUSIP Number)

Li Liu
No. 9 Xingguang Road,
Northern Industrial Park of Zhongbei Town,
Xiqing District, Tianjin 300384, China
(86)22-2798-4033
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Global Rock Stone Industrial Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,024,725 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,024,725 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,024,725 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.04% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 15,024,725 shares of common stock, par value $0.001 per share (the "Common Stock") of Yayi International Inc. (the "Company"), owned by Global Rock Stone Industrial Ltd ("Global Rock"), which is wholly-owned by Fung Shek. Mr. Shek may be deemed to be a beneficial owner of the shares held by Global Rock. On June 18, 2009, the Company entered into a series A preferred stock purchase agreement (the "Stock Purchase Agreement") with Global Rock, Charleston Industrial Ltd. ("Charleston"), Tianjin Yayi Industrial Co., Ltd., a Chinese subsidiary of the Company ("Tianjin Yayi"), the Company’s CEO and President, Ms. Li Liu, Mr. Fung Shek and SAIF Partners III L.P. ("SAIF Partners"). Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of the Company’s Series A Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 16, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into a voting agreement (the "Voting Agreement") with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board of Directors of the Company (the "Board") will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, Global Rock may be deemed to have formed a "group" with SAIF Partners. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.7%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,387,729 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that Global Rock is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Li Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,024,725 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,024,725 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,024,725 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.04% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 15,024,725 shares of Common Stock of the Company, owned by Global Rock, which is wholly-owned by Fung Shek. Mr. Shek may be deemed to be a beneficial owner of the shares held by Global Rock. On June 18, 2009, the Company entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Li Liu, Mr. Fung Shek and SAIF Partners. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of the Company’s Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 16, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, Global Rock may be deemed to have formed a "group" with SAIF Partners. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.7%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,387,729 shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that Global Rock is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP No. 985290105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fung Shek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) (b) [X](1)

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
15,024,725 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
15,024,725 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,024,725 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[X] (2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
36.04% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 15,024,725 shares of Common Stock of the Company, owned by Global Rock, which is wholly-owned by Fung Shek. Mr. Shek may be deemed to be a beneficial owner of the shares held by Global Rock. On June 18, 2009, the Company entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Li Liu, Mr. Fung Shek and SAIF Partners. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of the Company’s Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. In connection with the Stock Purchase Agreement, on June 16, 2009, the Company, Global Rock, Mr. Shek and Ms. Liu entered into the Voting Agreement with SAIF Partners, pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, Global Rock may be deemed to have formed a "group" with SAIF Partners. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.7%, of the shares of the Company’s Common Stock.

All percentages set forth in this Schedule 13D are based upon 26,387,729shares of Common Stock outstanding as of the date of this Schedule 13D, and assume conversion of the 1,530,612 shares of Series A Preferred Stock held by SAIF Partners as described herein.

(2) Notwithstanding the fact that Global Rock is a party to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is Yayi International Inc., a Delaware corporation (the "Company"), which has its principal executive offices at No. 9 Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin 300384, China. This statement relates to the Company’s Common Stock.

Item 2. Identity and Background.

(a) This Schedule 13D is jointly filed by Global Rock Stone Industrial Ltd ("Global Rock"), Li Liu and Fung Shek (each, a "Reporting Person" and collectively, the "Reporting Persons"). Global Rock is a company incorporated under the laws of the British Virgin Islands. Li Liu is a citizen of the People’s Republic of China. Fung Shek is a citizen of Hong Kong. Global Rock is wholly-owned by Fung Shek. Li Liu is Fung Shek’s wife.

(b) The business address of each of the Reporting Persons is No. 9 Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin 300384, China.

(c) The principal business of Global Rock is to make investments in China related companies. Ms. Li Liu is the Chairperson, CEO and President of the Company. Mr. Fung Shek is a director and Vice President of the Company.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Li Liu is a citizen of the People’s Republic of China. Fung Shek is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons initially received the securities covered by this statement pursuant to a certain Agreement and Plan of Merger, dated as of June 6, 2008 (the "Merger Agreement"), by and among by and among Ardmore Holding Corporation, a Delaware corporation ("Ardmore"), Ardmore Acquisition Corp., a direct wholly owned subsidiary of Ardmore, Tryant, LLC, a Delaware limited liability company as the principal shareholder of Ardmore, and Charleston. Pursuant to the Merger Agreement, all of the outstanding shares of Charleston were converted into an aggregate of 22,325,000 shares of the Company’s Common Stock. As a result, Global Rock, which owned 67.3% of Charleston, received 15,024,725 shares of the Common Stock.

On June 18, 2009, the Company entered into the Stock Purchase Agreement with Global Rock, Charleston, Tianjin Yayi, Ms. Li Liu, Mr. Fung Shek and SAIF Partners. Pursuant to the Stock Purchase Agreement, the Company issued and sold to SAIF Partners 1,530,612 shares of the Company’s Series A Preferred Stock at a price per share of $9.80 for an aggregate purchase price of $15.0 million. The Series A Preferred Stock is convertible into the Company’s Common Stock at an initial conversion price at $0.98 per share at any time, which implies that each Series A Preferred Stock is initially convertible into the Common Stock on a 1-to-10 basis. However, such conversion price is subject to stock split, recapitalization and other anti-dilution protection, as well as adjustments based on the Company’s financial performance.

In connection with the Stock Purchase Agreement, the Company, Global Rock, Ms. Li Liu and Mr. Fung Shek entered into the Voting Agreement with SAIF Partners , pursuant to which, among other things, the parties agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of the Board will be set and remain at five directors, and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to the Board.

By virtue of the Voting Agreement, Global Rock may be deemed to have formed a "group" with SAIF Partners. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.7%, of the shares of the Company’s Common Stock. Each Reporting Person disclaims beneficial ownership of any securities held directly or indirectly by any persons not a Reporting Person herein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired 15,024,725 shares of the Common Stock pursuant to the Merger Agreement as described in Item 3 above. In connection with the Merger Agreement, there were changes to the Company’s executive officers and directors which were more fully described in the current report on Form 8-K filed by the Company on June 12, 2008.

On June 18, 2009, in connection with the Stock Purchase Agreement as described in Item 3 above, the Company and SAIF Partners also entered into a management rights agreement (the "Management Rights Agreement"), pursuant to which, SAIF Partners has the right to consult with and advise the management of the Company on significant business issues, including the management’s proposed annual and quarterly operating plans. SAIF Partners also has the right to examine the books and records of the Company and any of its subsidiaries and inspect the facilities of the Company and any of its subsidiaries.

In addition, on June 16, 2009, the Company filed a Certificate of Designation of Series A Preferred Stock with the Secretary of State of the State of Delaware (the "Certificate"), which became effective upon filing. Pursuant to the Certificate, there are 1,530,612 shares of Series A Preferred Stock authorized. The holders of the Series A Preferred Stock are entitled to receive non-cumulative dividends, when, as and if declared by the Board. The shares of Series A Preferred Stock may be converted into the Company’s common stock at the option of the holders of the Series A Preferred Stock in whole or in part at any time at an initial conversion price of $0.98, subject to future adjustments set forth in the Certificate. Specifically, the Certificate established a minimum after-tax net income threshold of $10.45 million for the 12-month period ending June 30, 2010 and $14.3 million for the 12-month period ending June 30, 2011 (the "2011 Net Income Threshold"). If the Company fails to achieve these net income thresholds, then the conversion price of the Series A Preferred Stock is reduced in accordance with a formula specified in the Certificate. The adjustment applicable to the 12-month period ending June 30, 2011, however, contains a grace period that provides the Company with additional time if it has not achieved the 2011 Net Income Threshold by June 30, 2011. If the Company has not achieved the 2011 Net Income Threshold, the conversion price will be instead adjusted based on the Company’s after-tax net income on an annualized basis for an 18-month period ending December 31, 2011.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As of the date of this statement, Global Rock beneficially owns 15,024,725 shares of the Common Stock, representing 36.04% of the outstanding shares of the Company. Global Rock is wholly-owned by Mr. Shek. Mr. Shek may be deemed to be a beneficial owner of the shares held by Global Rock. Ms. Liu is Mr. Shek’s wife.

In addition, by virtue of the Voting Agreement, the Reporting Persons may be deemed to have formed a "group" with SAIF Partners. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 30,330,845 in the aggregate, or over 72.7%, of the shares of the Company’s Common Stock. Each Reporting Person disclaims beneficial ownership of any securities directly or indirectly held by any persons not a Reporting Person herein.

(c) The Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Pursuant to a pledge agreement between Global Rock and SAIF Partners, dated June 18, 2009 (the "Pledge Agreement"), Global Rock pledged all of the 15,024,725 shares of Common Stock that it owns to SAIF Partners to secure the Company’s certain obligations under the Stock Purchase Agreement. Other than that, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current reports on Form 8-K filed by the Company on June 12, 2008 and June 19, 2009, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement
2.	Agreement and Plan of Merger by and among Ardmore, Ardmore Acquisition Corp, Tryant LLC and Charleston Industrial Ltd. (incorporated by reference to Exhibit 2.1 of Issuer’s Form 8-K filed June 12, 2008) Co., Ltd., Li Liu, Fung Shek and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed June 19, 2009)
3.	Series A Preferred Stock Purchase Agreement, by and among Yayi International Inc., Global Rock Stone Industrial Ltd, Charleston Industrial Ltd, Tianjin Yayi Industrial
4.	Voting Agreement, by and among Yayi International Inc., Global Rock Stone Industrial Ltd, Li Liu, Fung Shek and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed June 19, 2009)
5.

Management Rights Agreement, by and between Yayi International Inc. and SAIF Partners III L.P., dated June 18, 2009. (incorporated by reference to Exhibit 10.3 of Issuer’s Form 8-K filed June 19, 2009)

6.	Certificate of Designation of Series A Preferred Stock, as filed with the Secretary of State of the State of Delaware, June 16, 2009. (incorporated by reference to Exhibit 3.1 of Issuer’s Form 8-K filed June 19, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2010

Global Rock Stone Industrial Ltd	/s/ Li Liu
Li Liu
By: /s/ Fung Shek
Fung Shek
Director

/s/ Fung Shek
Fung Shek

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D (including amendments thereto) pertaining to their beneficial ownership of shares of Common Stock of Yayi International Inc.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Dated: March 29, 2010

Global Rock Stone Industrial Ltd	/s/ Li Liu
Li Liu
By: /s/ Fung Shek
Fung Shek
Director

/s/ Fung Shek
Fung Shek